UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81508 / August 30, 2017

Admin. Proc. File No. 3-17928

In the Matter of

  SOLAR SHORE ONE, INC.,
  SOLAR SHORE TWO, INC.,
  SOULAR ENERGY, INC., and
  UNIVERSITY GENERAL HEALTH SYSTEM, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

       The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Solar Shore One, Inc., Solar Shore Two, Inc., Soular
Energy, Inc., or University General Health System, Inc., and the Commission has not chosen to
review the decision on its own initiative.

       Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Solar Shore One, Inc., Solar Shore Two, Inc., Soular
Energy, Inc., and University General Health System, Inc.[2] The order contained in that decision
is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the

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[1]   17 C.F.R. § 201.360(d).

[2]   *Solar Shore One, Inc., Solar Shore Two, Inc., Soular Energy, Inc., and Univ. Gen. Health Sys.,
Inc.,* Initial Decision Rel. No. 1139 (May 17, 2017), 116 SEC Docket 15, 2017 WL 2131622.
The Central Index Key numbers are: 1448413 for Solar Shore One, Inc.; 1448412 for Solar
Shore Two, Inc.; 1122399 for Soular Energy, Inc.; and 1383960 for University General Health
System, Inc.

Securities Exchange Act of 1934, the registrations of each class of registered securities of Solar Shore One, Inc., Solar Shore Two, Inc., Soular Energy, Inc., and University General Health System, Inc., are revoked. The revocation is effective as of August 31, 2017.

       For the Commission, by the Office of the General Counsel, pursuant to delegated authority.


Brent J. Fields
Secretary


INITIAL DECISION RELEASE NO. 1139
ADMINISTRATIVE PROCEEDING
File No. 3-17928

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of SOLAR SHORE ONE, INC., SOLAR SHORE TWO, INC., SOULAR ENERGY, INC., and UNIVERSITY GENERAL HEALTH SYSTEM, INC.	INITIAL DECISION ON DEFAULT May 17, 2017

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On April 13, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission under Section 12(g) of the Exchange Act and are delinquent in their periodic filings. Respondents were served with the OIP, and their answers were due by April 28, 2017. *Solar Shore One, Inc.*, Admin. Proc. Rulings Release No. 4764, 2017 SEC LEXIS 1211 (ALJ Apr. 24, 2017). I held a prehearing conference on May 3, 2017, at which counsel for the Division of Enforcement appeared. Respondents did not appear. Following the prehearing conference, I issued an order for Respondents to show cause by May 15, 2017, why the registrations of their securities should not be revoked by default. *Solar Shore One, Inc.*, Admin. Proc. Rulings Release No. 4786, 2017 SEC LEXIS 1313 (ALJ May 3, 2017). To date, no Respondent has filed an answer or responded to the order to show cause.

Respondents are in default for failing to file answers, participate in the prehearing conference, or otherwise defend the proceeding. OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I deem the allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

Findings of Fact

Solar Shore One, Inc., Central Index Key (CIK) No. 1448413, is a permanently revoked Nevada corporation located in Matthews, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2009, which reported a net loss of $1,500 for the prior nine months.

Solar Shore Two, Inc., CIK No. 1448412, is also a permanently revoked Nevada corporation located in Matthews, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2009, which reported a net loss of $1,500 for the prior nine months.

Soular Energy, Inc., CIK No. 1122399, is a dissolved Georgia corporation located in Norcross, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10SB12G registration statement on September 12, 2000, which reported a net loss of $5,305 from the company's January 28, 2000, inception to August 31, 2000.

University General Health System, Inc., CIK No. 1383960, is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2013, which reported a net loss of over $34 million for the prior twelve months.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v.*

McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for a hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent in that Solar Shore One, Inc., and Solar Shore Two, Inc., failed to file any periodic reports since 2009, Soular Energy failed to file periodic reports since 2000, and University General Health System failed to file periodic reports since 2013. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligations to file periodic reports. *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, they forfeited an opportunity to show they made efforts to remedy their past violations or to offer any assurance against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Solar Shore One, Inc., Solar Shore Two, Inc., Soular Energy, Inc., and University General Health System, Inc., are REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____
Brenda P. Murray
Chief Administrative Law Judge

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[1] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.